                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   ALICO, INC.
                                   -----------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    016230104
                            ------------------------
                                 (CUSIP Number)

                   Donna H. Respress, 700 South Scenic Highway
                    Frostproof, Florida 33843 (863) 635-2251
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2001
                     --------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-(e), 240.13d-1f or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 01630104
          --------
--------------------------------------------------------------------------------

(1)      Name of Individual Reporting Person and Social     BEN HILL GRIFFIN III
         Security No.


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(2)      Check the Appropriate Box if a Member of a Group   (a)
         (See Instructions)
                                                            --------------------

                                                            (b)

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(3)      SEC Use Only

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(4)      Source of Funds (See Instructions)                 OO

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(5)      Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)

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(6)      Citizenship or Place of Organization               UNITED STATES
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Number of Shares           (7)      Sole Voting Power       22,064
Beneficially Owned by      -----------------------------------------------------
Each Reporting Person
With                       (8)      Shared Voting Power     3,577,126
                           -----------------------------------------------------

                           (9)      Sole Dispositive        22,064
                                    Power
                           -----------------------------------------------------

                           (10)     Shared Dispositive      3,577,126
                                    Power
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each        3,599,190
         Reporting Person

--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)

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(13)     Percent of Class Represented by Amount of Row      51.09%
         (11)

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(14)     Type of Reporting Person (See Instructions)        IN
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                               (Page 2 of 7 pages)


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CUSIP NO. 01630104
          --------

--------------------------------------------------------------------------------
(1)    Name of Entity Reporting Person and I. R. S.       BEN HILL GRIFFIN, INC.
       Identification No.


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(2)    Check the Appropriate Box if a Member of a Group   (a)
       (See Instructions)
                                                          ----------------------

                                                          (b)

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(3)    SEC Use Only

--------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)                 OO

--------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e)
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(6)    Citizenship or Place of Organization               FLORIDA
--------------------------------------------------------------------------------
Number of Shares            (7)  Sole Voting Power
Beneficially Owned by       ----------------------------------------------------
Each Reporting Person
With                        (8)  Shared Voting Power     3,493,777
                            ----------------------------------------------------

                            (9)  Sole Dispositive
                                 Power
                            ----------------------------------------------------

                            (10) Shared Dispositive      3,493,777
                                 Power
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each       3,493,777
       Reporting Person

--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11)
       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount of Row     49.59%
       (11)

--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)       CO
--------------------------------------------------------------------------------


                               (Page 3 of 7 pages)

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CUSIP NO. 01630104
          --------

--------------------------------------------------------------------------------
(1)    Name of Entity Reporting Person and I. R. S.       BEN HILL GRIFFIN
       Identification No.                                 INVESTMENTS, INC.


--------------------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group   (a)
       (See Instructions)

                                                          ----------------------

                                                          (b)

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(3)    SEC Use Only

--------------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)                 OO

--------------------------------------------------------------------------------

(5)    Check if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization               NEVADA
--------------------------------------------------------------------------------

Number of Shares             (7)    Sole Voting Power     3,493,777
Beneficially Owned by
Each Reporting Person        ---------------------------------------------------
With
                             (8)    Shared Voting Power
                             ---------------------------------------------------

                             (9)    Sole Dispositive      3,493,777
                                    Power
                             ---------------------------------------------------

                             (10)   Shared Dispositive
                                    Power
--------------------------------------------------------------------------------
(11)   Aggregate Amount Beneficially Owned by Each        3,493,777
       Reporting Person

--------------------------------------------------------------------------------

(12)   Check if the Aggregate Amount in Row (11)
       Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount of Row      49.59%
       (11)

--------------------------------------------------------------------------------

(14)   Type of Reporting Person (See Instructions)        CO
--------------------------------------------------------------------------------


                               (Page 4 of 7 pages)

CUSIP NO. 01630104
          --------

                                  INTRODUCTION

         This statement on Schedule 13D (the "STATEMENT") constitutes Amendment No. 1 to the filing of an original Schedule 13D undertaken by each of Ben Hill Griffin III ("BHGIII"), Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin Investments, Inc. ("BHG INVESTMENTS") (each filing person being sometimes referred to as an "REPORTING PERSON" and all collectively as the "REPORTING PERSONS"), as of November 12, 1997, in connection with a transfer by BHGI, a corporation indirectly controlled by BHGIII, to BHG Investments, a corporation wholly owned by BHGI, of 3,493,777 shares of the common stock, par value $1.00 per share, of Alico, Inc., a Florida corporation ("ALICO"), completed on November 5, 1997. The Reporting Persons are filing this Amendment No. 1 together as a group pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

ITEM 1.           SECURITY AND ISSUER

                  Previous disclosure unchanged

ITEM 2.           IDENTITY AND BACKGROUND.

                  Previous disclosure unchanged except that, with respect to BHG Investments, neither Ben Hill Griffin IV, Jefferson C. Barrow, Jr. nor Tamara J. Christensen remains a director or officer, and BHGIII, an United States citizen having the same business address as BHG Investments, serves as chairman of its board of directors and chief executive officer; and with respect to BHGI, Jefferson C. Barrow, Jr. no longer serves as a director and officer, Lloyd Hendry, Esq., an United States citizen having the same business address as BHGI, now serves as a director, BHGIII serves as chairman and chief executive officer of that company, and Ben Hill Griffin IV now serves as president rather than, as originally reported, vice-president. Mr. Hendry's principal occupation is that of a Florida licensed attorney and BHGIII's principal occupation is service as chairman and chief executive officer of each of BHGI and Alico.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Previous disclosure unchanged

ITEM 4.           PURPOSE OF TRANSACTION.

                  Previous disclosure unchanged

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Previous disclosure unchanged

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In January 2000, the families of the four sisters of BHGIII, most of the members of whom are beneficiaries of a trust, entitled the Ben Hill Griffin, Jr. Revocable Intervivos Trust #1 (the "TRUST"), filed suit against BHGIII in Polk County, Florida Circuit Court (The Four Sisters Protectorate, et al v. Ben Hill Griffin, III, Trustee, Case No. GC-G-0054, Section 81)*, seeking to impose judicial sanctions, including his removal as Trustee


                               (Page 5 of 7 pages)

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                  * The party filing the suit was described as an informal joint venture comprised of the sisters of BHGIII and their families and referred to by its members as the "Four Sisters Protectorate" (the "FSP.") During all the phases of the litigation one or more individual members of the FSP stated consistently that they represented all of the Trust's beneficiaries who were also members of the FSP and carried on all mediated settlement negotiations on their behalf.

CUSIP NO. 01630104
          --------

of the Trust based on allegations of over-compensation and receipt of an illegal bonus. BHGIII, as trustee, vigorously defended the suit and, during pre-trial proceedings, obtained orders dismissing certain claims and striking others. Trial commenced on March 26, 2001. Following three full days of trial, the judge ordered the parties into mediation on the evening of March 28, 2001 and adjourned the trial pending completion of the mediation process.

                  On March 29, 2001, after mediation, BHGIII and a representative of the FSP, joined by their respective counsel, executed a document entitled "SETTLEMENT AGREEMENT", in large part drafted by the court appointed mediator, which set forth the basic elements of a settlement of the suit, contingent upon several events, including Internal Revenue Service approval of the proposed transaction as a tax free split-off, and the Court's judicial termination of the Trust. The terms of settlement contained in this document were set out on two pages, and were not intended, nor were they sufficient, to resolve all specific items necessary to consummate a settlement of the suit. The Settlement Agreement provided that the shares of Alico stock then owned by BHG Investments would be utilized in the tax free split-off, along with other assets, as a means of allocating to the FSP assets approximating the value of their interests in BHGI, a holding company wholly owned by the Trust, BHGIII, the FSP and its members.

                  Although the Settlement Agreement provided that the transaction was to be closed on May 1, 2001, the parties were advised by their respective counsel that the Settlement Agreement could not be closed without prior receipt of the requested revenue ruling approving the contemplated tax free split-off, and that, by reason of the time involved with the preparation, filing and review of the ruling request, such ruling would likely not be forthcoming for many months. No party to the Settlement Agreement objected to that timetable or insisted that a closing of its terms occur on May 1, 2001.

                  Disagreements between the parties to the Settlement Agreement arose almost immediately following its execution concerning whether it was valid or enforceable. The bases for these disagreements included: (a) the Harris Family's** refusal to acknowledge that they were bound by the Settlement Agreement; (b) the inability of BHGIII and the representatives of the FSP to determine the quality and quantity of assets that were to be included in the tax free split-off; (c) the inadvisability, according to tax counsel, of the Trust termination required by the Settlement Agreement; and (d) the uncertainty of the steps required to close the Settlement Agreement.

                  On May 14, 2001, the Harris Family filed a motion with the Court seeking to have the Settlement Agreement set aside as invalid and unenforceable. This motion in turn caused further negotiation and mediation among the parties, which have not as of this date produced any agreement as to whether or how the Settlement Agreement should be consummated. As a result, BHGIII filed a motion to enforce the Settlement Agreement which is scheduled to be heard by the Court commencing Wednesday, October 3, 2001. At this hearing, the Court will be called upon to decide whether the Settlement Agreement is enforceable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Previous disclosure unchanged


                               (Page 6 of 7 pages)

---------------

                  ** The Harris Family consists of Harriett G. Harris, the sister of BHGIII, her spouse, George W. Harris, Jr., and her lineal descendants.


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CUSIP NO. 01630104
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SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                               /s/Ben Hill Griffin
                               -------------------------------------------------
                               Ben Hill Griffin III


                               BEN HILL GRIFFIN, INC.

                               By: /s/Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin III, Chief Executive Officer


                               BEN HILL GRIFFIN INVESTMENTS, INC.

                               By: /s/Ben Hill Griffin III
                                   ---------------------------------------------
                                   Ben Hill Griffin, President

October 1, 2001


                              (Page 7 or 7 pages)